UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number 001-35866

KNOT Offshore Partners LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, Aberdeenshire

United Kingdom

AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐            No   ☒

ITEM 1 – INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 1, 2013, KNOT Shuttle Tankers AS, a wholly owned subsidiary of KNOT Offshore Partners LP, acquired a 100% interest in Knutsen Shuttle Tankers 13 AS, the company that owns and operates the shuttle tanker Carmen Knutsen.

Pursuant to Rule 3-05 of Regulation S-X, separate audited financial statements of Knutsen Shuttle Tankers 13 AS as of and for the year ended December 31, 2012 have been included in this report and attached hereto as Exhibit 99.2. Unaudited interim financial statements of Knutsen Shuttle Tankers 13 AS as of and for the six months ended June 30, 2013, prepared on the same basis as the audited financial statements, have been included in this report and attached hereto as Exhibit 99.1.

The audited financial statements have been included solely to meet the requirements of Rule 3-05 of Regulation S-X and do not include comparative financial statements for the year ended December 31, 2011 or the board of directors’ report as required under the Norwegian Accounting Act and accounting standards and practices generally accepted in Norway.

The unaudited pro forma consolidated and combined carve-out statement of operations of KNOT Offshore Partners LP for the year ended December 31, 2013, giving effect to the acquisition of Knutsen Shuttle Tankers 13 AS as if it had happened on January 1, 2013, has been included in this report and attached hereto as Exhibit 99.3.

ITEM 2 – EXHIBITS

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description

99.1	Knutsen Shuttle Tankers 13 AS Unaudited Financial Statements as of and for the six months ended June 30, 2013

99.2	Knutsen Shuttle Tankers 13 AS Audited Financial Statements as of and for the year ended December 31, 2012

99.3	KNOT Offshore Partners LP Unaudited Pro Forma Consolidated and Combined Carve-Out Statement of Operations for the year ended December 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: May 15, 2014

	By:	/s/ ARILD VIK
		Name:	Arild Vik
		Title:	Chief Executive Officer and Chief Financial Officer

Exhibit Index

Exhibit Number	Exhibit Description

99.1	Knutsen Shuttle Tankers 13 AS Unaudited Financial Statements as of and for the six months ended June 30, 2013

99.2	Knutsen Shuttle Tankers 13 AS Audited Financial Statements as of and for the year ended December 31, 2012

99.3	KNOT Offshore Partners LP Unaudited Pro Forma Consolidated and Combined Carve-Out Statement of Operations for the year ended December 31, 2013